SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
(Amendment No. 2)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

FBL FINANCIAL GROUP, INC.

Name of Subject Company (Issuer)

FBL FINANCIAL GROUP, INC.

5400 MERGER SUB, INC.

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

IOWA FARM BUREAU FEDERATION

FARM BUREAU MUTUAL HOLDING COMPANY

(Names of Filing Persons (other person(s)))

Class A Common Stock

(Title of Class of Securities)

30239F106

(CUSIP Number of Class of Securities)

FBL Financial Group, Inc. 5400 University Avenue West Des Moines, IA 50266 Attention: Lori Geadelmann Telephone: (515) 225-5400	Farm Bureau Property & Casualty Insurance Company Iowa Farm Bureau Federation 5400 University Avenue West Des Moines, IA 50266 Attention: Edward G. Parker Telephone: (515) 226-6226

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brian J. Fahrney, Sean M. Carney and Jonathan A. Blackburn Sidley Austin LLP 1 South Dearborn Street Chicago, Illinois 60603 Telephone: (312) 853-7000	Todd E. Freed and Jon A. Hlafter Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$585,350,449	$63,861.73

*	The maximum aggregate value was determined based upon the sum of: (1) 9,594,505 shares of Class A common stock (which amount includes (i) 9,425,790 shares of Class A common stock issued and outstanding as of the date hereof and (ii) restricted stock units granted with respect to an additional 168,715 shares of Class A common stock as of the date hereof) and (2) 1,404 shares of Class B common stock, multiplied by $61.00 per share of Class A common stock and Class B common stock (excluding shares of Class A common stock and Class B common stock (i) held by IFBF, Merger Sub or Parent or (ii) held by the Company in treasury or held by any wholly owned subsidiary of the Company).
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by .0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $58,620.54	Filing Party: FBL Financial Group, Inc.

Form or Registration No.: Schedule 14A	Date Filed: February 11, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) FBL Financial Group, Inc. (the “Company”) (ii) 5400 Merger Sub, Inc., an Iowa corporation (“Merger Sub”), (iii) Farm Bureau Property & Casualty Insurance Company, an Iowa domiciled stock property and casualty insurance company (“Parent” and together with Merger Sub, the “Purchasers”), (iv) the Iowa Farm Bureau Federation, an Iowa non-profit corporation (“IFBF”) and (v) Farm Bureau Mutual Holding Company, an Iowa domiciled insurance holding company and the ultimate controlling person of Parent (“FBMHC” and, together with the Company, Purchasers and IFBF, the “Filing Persons”).

On January 11, 2021, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement”). On May 2, 2021, Parent, Merger Sub and the Company entered into Amendment No. 1 to the Original Merger Agreement (the “Merger Agreement Amendment”), amending the Original Merger Agreement. The Original Merger Agreement, as amended by the Merger Agreement Amendment, is referred to as the “Merger Agreement” in this Transaction Statement. Pursuant to the Merger Agreement, if the conditions to the closing of the transactions contemplated thereby are satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Iowa law as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of Class A common stock of the Company, without par value (the “Class A Common Shares”) and each share of Class B common stock of the Company, without par value (the “Class B Common Shares” and, together with the Class A Common Shares, the “Common Shares”) that is issued and outstanding immediately prior to effective time of the Merger (other than Common Shares that are (i) held by IFBF, Merger Sub or Parent, (ii) held by the Company in treasury or by any wholly-owned subsidiary of the Company or (iii) held by any of the Company’s common shareholders who have neither voted in favor of the merger nor consented thereto in writing and who have demanded properly in writing appraisal for such Common Shares in accordance with Sections 490.1301 through 490.1303 and Sections 490.1320 through 490.1326 of the Iowa Business Corporation Act and have not failed to perfect or have not effectively withdrawn or lost their rights to appraisal of such Common Shares) will be converted into the right to receive merger consideration of $61.00 in cash, without interest and less any required withholding taxes.

In connection with the transactions contemplated by the Original Merger Agreement, and concurrently with the entry into the Original Merger Agreement by the parties thereto, Parent and IFBF (together, the “Rollover Shareholders”) entered into a rollover agreement with Merger Sub (the “Original Rollover Agreement”). On May 2, 2021, concurrently with the entry into the Merger Agreement Amendment by the parties thereto, Merger Sub and the Rollover Shareholders entered into Amendment No. 1 to the Original Rollover Agreement (the “Rollover Agreement Amendment”), amending the Original Rollover Agreement. The Original Rollover Agreement, as amended by the Rollover Agreement Amendment, is referred to as the “Rollover Agreement” in this Transaction Statement. Under the terms of the Rollover Agreement, the Rollover Shareholders have each committed to contribute all of the Common Shares that they own to Merger Sub in exchange for shares of common stock of Merger Sub immediately prior to the closing of the Merger. In addition, (i) Parent will contribute $56.00 in cash per publicly-held Common Share in exchange for shares of common stock of Merger Sub, and (ii) IFBF will contribute $5.00 in cash per publicly-held Common Share in exchange for shares of non-voting preferred stock of Merger Sub.

At the effective time of the Merger, (i) each share of common stock of Merger Sub that is issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one common share of the surviving corporation and (ii) each share of non-voting preferred stock of Merger Sub that is issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one share of non-voting preferred stock the surviving corporation. Upon completion of the Merger, the Class A Common Shares will no longer be publicly traded, and common shareholders of the Company will cease to have any ownership interest in the Company (other than the direct or indirect ownership of the Rollover Shareholders in the surviving corporation). Following the transactions contemplated by the Merger Agreement and the Rollover Agreement, Parent will own approximately 39.5% of the common shares of the surviving corporation, and IFBF will own approximately 60.5% of the common shares of the surviving corporation, 100% of the Series B preferred shares of the surviving corporation and 100% of the Series C preferred shares of the surviving corporation.

Based in part on the unanimous recommendation of a special committee of independent and disinterested directors established to evaluate and negotiate a potential transaction (as described more fully in the Proxy Statement (as defined below)), the board of directors of the Company has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, the Public Shareholders (as defined below), (ii) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated thereby and (iii) declared the advisability and recommended that the Company’s common shareholders adopt the Merger Agreement.

The Merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including the non-waivable condition that the Merger Agreement and the transactions contemplated thereby receive the affirmative vote of (i) holders of at least a majority of all outstanding Class A Common Shares and Series B preferred shares of the Company, voting together as a single class, (ii) holders of at least a majority of all outstanding Class B Common Shares and (iii) at least a majority of all outstanding common shares held by all of the holders of outstanding common shares excluding IFBF and its affiliates, Parent and its affiliates, and the directors and officers of IFBF and Parent and their affiliates (such shareholders, the “Public Shareholders”).

On March 17, 2021, the Company filed with the SEC its definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from common shareholders of the Company in connection with the Merger. The Definitive Proxy Statement is attached hereto as Exhibit (a)(1)(A). A copy of the Original Merger Agreement is attached to the Definitive Proxy Statement as Annex A-1 and is incorporated herein by reference. Concurrently with the filing of this Transaction Statement, the Company filed with the SEC a supplement to the Definitive Proxy Statement (the “Proxy Statement Supplement” and, together with the Definitive Proxy Statement, the “Proxy Statement”). A copy of the Proxy Statement Supplement is attached hereto as Exhibit (a)(1)(B). A copy of the Merger Agreement Amendment is attached to the Proxy Statement Supplement as Annex A-1 and is incorporated herein by reference. A copy of the Rollover Agreement Amendment is attached to the Proxy Statement Supplement as Annex A-2 and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company, and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

FBL Financial Group, Inc.

5400 University Avenue

West Des Moines, Iowa 50266

(515) 225-5400

(b) Securities. This Transaction Statement relates to the Class A Common Shares. 24,385,109 Class A Common Shares were issued and outstanding as of March 11, 2021 (the record date for the determination of shareholders of the Company entitled to receive notice of and vote at the special meeting of the Company). In addition, 11,413 Class B Common Shares were issued and outstanding as of March 11, 2021. Such Class B Common Shares are immediately convertible share-for-share into Class A Common Shares at the election of the holder. As of the date of this Transaction Statement, 9,425,790 Class A Common Shares were held by Public Shareholders, and restricted stock units had been granted with respect to an additional 168,715 Class A Common Shares. As of the date of this Transaction Statement, 1,404 Class B Common Shares were held by Public Shareholders.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FBL Financial Group, Inc.—Market Price of the Company’s Common Shares”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FBL Financial Group, Inc.—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FBL Financial Group, Inc.—Transactions in Common Shares”

Item 3. Identity and Background of the Filing Persons

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding FBL Financial Group, Inc.”

“Important Information Regarding FBMHC, Parent, Merger Sub and IFBF”

“The Parties to the Merger”

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Structure of the Merger; Articles of Incorporation and Bylaws of the Surviving Corporation”

“The Merger Agreement—When the Merger Becomes Effective”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment for the Common Shares in the Merger”

“The Merger Agreement—Adjustments to the Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Dissenters’ Rights of Appraisal”

“Dissenters’ Rights to Appraisal”

Annex B: Subchapter XIII of the Iowa Business Corporation Act

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Public Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Rollover Agreement”

“Important Information Regarding FBL Financial Group, Inc.—Transactions in Common Stock”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Rollover Agreement”

“The Merger Agreement”

“Rollover Agreement”

Annex A-1 to the Definitive Proxy Statement: Merger Agreement

Annex A-1 to the Proxy Statement Supplement: Amendment No. 1 to the Merger Agreement

Annex A-2 to the Definitive Proxy Statement: Rollover Agreement

Annex A-2 to the Proxy Statement Supplement: Amendment No. 1 to the Rollover Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Rollover Agreement”

“Special Factors—No Solicitation; No Adverse Company Recommendation”

“Special Factors—Termination”

“Special Factors—Termination Fee and Parent Expenses”

“The Special Meeting—Required Vote”

“Supplemental Disclosures” (as set forth in the Proxy Statement Supplement, with respect to the Cooperation and Support Agreement as described therein)

“The Merger Agreement”

“Rollover Agreement”

Annex A-1 to the Definitive Proxy Statement: Merger Agreement

Annex A-1 to the Proxy Statement Supplement: Amendment No. 1 to the Merger Agreement

Annex A-2 to the Definitive Proxy Statement: Rollover Agreement

Annex A-2 to the Proxy Statement Supplement: Amendment No. 1 to the Rollover Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c) (1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Rollover Agreement”

“The Special Meeting—Required Vote”

“The Merger Agreement— Structure of the Merger; Articles of Incorporation and Bylaws of the Surviving Corporation”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Rollover Agreement”

“Important Information Regarding FBL Financial Group, Inc.—Dividends”

Annex A-1 to the Definitive Proxy Statement: Merger Agreement

Annex A-1 to the Proxy Statement Supplement: Amendment No. 1 to the Merger Agreement

Annex A-2 to the Definitive Proxy Statement: Rollover Agreement

Annex A-2 to the Proxy Statement Supplement: Amendment No. 1 to the Rollover Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement— Structure of the Merger; Articles of Incorporation and Bylaws of the Surviving Corporation”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Barclays”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Summary Term Sheet—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Barclays”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding FBL Financial Group, Inc.”

Annex C: Opinion of Barclays dated January 11, 2021

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Barclays”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Barclays”

Annex C: Opinion of Barclays dated January 11, 2021

The Opinion of Barclays dated May 2, 2021 is filed as Exhibit (c)(17) hereto and is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Barclays”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Barclays”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Where You Can Find Additional Information”

Annex C: Opinion of Barclays dated January 11, 2021

Barclays’ Presentations to the Special Committee of the Board of Directors of the Company, presented between October 7, 2020 and May 1, 2021, are filed as Exhibits (c)(2)–(c)(8), (c)(10), and (c)(16) hereto and are incorporated herein by reference.

The Milliman Report is filed as Exhibit (c)(9) hereto and is incorporated herein by reference.

Goldman Sachs’ Presentations to the Board of Directors of Parent and its executive committee, presented between September 1, 2020 and December 9, 2020, are filed as Exhibits (c)(11)-(c)(13) hereto and are incorporated herein by reference.

The Opinion of Barclays dated May 2, 2021 is filed as Exhibit (c)(17) hereto and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Financing”

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Termination Fee and Parent Expenses”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fee and Parent Expenses”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding FBL Financial Group, Inc.—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Rollover Agreement”

“Important Information Regarding FBL Financial Group, Inc.—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding FBL Financial Group, Inc.—Transactions in Common Shares”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Rollover Agreement”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Rollover Agreement”

“The Special Meeting—Required Vote”

“Rollover Agreement”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding FBL Financial Group, Inc. —Summary Historical Consolidated Financial Data”

“Important Information Regarding FBL Financial Group, Inc. —Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on February 25, 2021.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Barclays”

“Summary Term Sheet—Financing”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Barclays”

“Special Factors—Financing”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)(A) Definitive Proxy Statement of the Company (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 17, 2021).

(a)(1)(B) Proxy Statement Supplement of the Company (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on May 10, 2021).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement Supplement).

(a)(3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement Supplement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement Supplement).

(a)(5) Press Release of the Company, dated as of January 11, 2021 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by the Company on January 11, 2021).

(a)(6) Press Release of the Company, dated as of May 3, 2021 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by the Company on May 3, 2021).

(b) None.

(c)(1) Opinion of Barclays, dated January 11, 2021 (incorporated herein by reference to Annex C of the Definitive Proxy Statement).

(c)(2) Barclays Presentation to the Special Committee of the Board of the Company, dated October 7, 2020.*

(c)(3) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated October 12, 2020.*

(c)(4) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated October 19, 2020.*

(c)(5) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated November 15, 2020.*

(c)(6) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated November 23, 2020.*

(c)(7) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated November 28, 2020.*

(c)(8) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated December 3, 2020.*

(c)(9) Milliman Report*

(c)(10) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated January 10, 2021.*

(c)(11) Goldman Sachs Presentation to the executive committee of the Board of Directors of Parent, dated September 1, 2020.*

(c)(12) Goldman Sachs Presentation to the Board of Directors of Parent, dated September 3, 2020.*

(c)(13) Goldman Sachs Presentation to the executive committee of the Board of Directors of Parent, dated November 20, 2020.*

(c)(14) Goldman Sachs Presentation to the Board of Directors of Parent, dated November 25, 2020.*

(c)(15) Goldman Sachs Presentation to the Board of Directors of Parent, dated December 9, 2020.*

(c)(16) Barclays Presentation to the Special Committee of the Board of Directors of the Company, dated May 2, 2021.

(c)(17) Opinion of Barclays, dated May 2, 2021.

(d)(1)(A) Agreement and Plan of Merger, dated January 11, 2021, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Annex A-1 to the Definitive Proxy Statement).

(d)(1)(B) Amendment No. 1 to the Agreement and Plan of Merger, dated May 2, 2021, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed May 3, 2021).

(d)(2)(A) Rollover Agreement, dated as of January 11, 2021, by and among Merger Sub, Parent and IFBF (incorporated herein by reference to Annex A-2 to the Proxy Statement).

(d)(2)(B) Amendment No. 1 to the Rollover Agreement, dated May 2, 2021, by and among Merger Sub, Parent and IFBF (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed May 3, 2021).

(d)(3) Agreement, dated January 11, 2021, by and between IFBF and Parent (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed by IFBF and Parent on January 14, 2021).

(d)(4) Cooperation and Support Agreement, dated as of May 2, 2021, by and among the Company, Parent, IFBF, Capital Returns Management LLC and Ronald Bobman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed May 3, 2021)

(f) Subchapter XIII of the Iowa Business Corporation Act (incorporated herein by reference to Annex B of the Definitive Proxy Statement).

(g) None.

* Previously filed with the Reporting Persons’ Transaction Statement as filed March 17, 2021

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 10, 2021

FBL FINANCIAL GROUP, INC.

By:	/s/ Lori K. Geadelmann
	Name:	Lori K. Geadelmann
	Title:	General Counsel

5400 MERGER SUB, INC.

By:	/s/ Duane J. Johnson Jr.
	Name:	Duane J. Johnson Jr.
	Title:	Secretary

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

IOWA FARM BUREAU FEDERATION

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

FARM BUREAU MUTUAL HOLDING COMPANY

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel